Filed Pursuant to Rule 424(b)(3)

Registration No. 333-154975

TNP STRATEGIC RETAIL TRUST, INC.

SUPPLEMENT NO. 13 DATED NOVEMBER 4, 2011

TO THE PROSPECTUS DATED APRIL 14, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, relating to our offering of up to $1,100,000,000 in shares of our common stock, as supplemented by Supplement No. 12 dated October 18, 2011. Terms used and not otherwise defined in this Supplement No. 13 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 13 is to disclose:

•	the status of our public offering;

•	our acquisition of the Constitution Trail property, a multitenant retail center located in Normal, Illinois; and

•	information on the appraisal of the Constitution Trail property.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of October 27, 2011, we had accepted investors’ subscriptions for and issued 4,949,979 shares of our common stock in our initial public offering, including 91,725 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $49,099,331. As of October 27, 2011, approximately 95,104,245 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of August 7, 2012 or the date on which the maximum offering amount has been sold.

Acquisition of Property

As previously disclosed, on June 29, 2011, or the note acquisition date, we, through TNP SRT Constitution Trail, LLC, or TNP SRT Constitution, a wholly owned subsidiary of our operating partnership, acquired an indirect interest in three distressed mortgage loans from M&I Marshall & Ilsley Bank, a Wisconsin state-chartered bank, or the mortgage lender, in the original aggregate principal amount of $42,467,593, which we collectively refer to as the “mortgage loans,” for an aggregate purchase price of $18,000,000, exclusive of closing costs. The mortgage loans were made in favor of Constitution Trail, LLC, an unaffiliated third party borrower, or the borrower, and were secured by a multitenant retail center located in Normal, Illinois, a suburb of Bloomington, Illinois, commonly known as the Constitution Trail Centre, or the Constitution Trail property. The borrower was in default under the mortgage loans as of the note acquisition date. On June 29, 2011, TNP SRT Constitution took over the foreclosure proceedings against the borrower which were previously begun by the mortgage lender.

On October 21, 2011, or the closing date, TNP SRT Constitution acquired fee title to the Constitution Trail property pursuant to a consent foreclosure proceeding. In connection with TNP SRT Constitution’s acquisition of the Constitution Trail property, TNP SRT Constitution acquired a mortgage loan, or the Constitution Trail loan, from TL DOF III Holding Corporation, an unaffiliated third party lender, or the Constitution Trail lender, evidenced by a promissory note in the aggregate principal amount of $15,543,696, or the Constitution Trail note. The Constitution Trail loan is secured by the Constitution Trail property. For additional information on the terms of the Constitution Trail loan, see “Financing and Fees—Constitution Trail Property Loan” below.

Financing and Fees

Termination of Existing Loan

As previously disclosed, TNP SRT Constitution financed a portion of the purchase price for the mortgage loans with the proceeds of a loan from the Constitution Trail lender evidenced by a promissory note in the aggregate principal amount of $15,300,000, or the original note. The original note was issued pursuant to a Credit Agreement between the Constitution Trail lender and TNP SRT Constitution, or the credit agreement. The credit agreement provided that if TNP SRT Constitution acquired fee title to the Constitution Trail property by reason of foreclosure, the acceptance of a deed-in-lieu of foreclosure or otherwise, TNP SRT Constitution and the Constitution Trail lender would enter into mortgage loan documents evidencing a new mortgage loan from Constitution Trail lender to TNP SRT Constitution, secured by the Constitution Trail property, on similar terms as the mortgage loan evidenced by the original note. On the closing date, pursuant to the terms of the credit agreement, TNP SRT Constitution and the Constitution Trail lender (1) terminated the credit agreement, (2) cancelled the original note and (3) entered into mortgage loan documents evidencing a new mortgage loan secured by the Constitution Trail property, as described below.

Constitution Trail Property Loan

On the closing date, TNP SRT Constitution borrowed $15,543,696 from the Constitution Trail lender pursuant to the Constitution Trail note. The entire unpaid principal balance of the Constitution Trail loan and all accrued and unpaid interest thereon is due and payable in full on October 31, 2014. The Constitution Trail loan bears interest at a rate of 15.0% per annum, with interest at the rate of 10.0% per annum payable monthly during the term of the Constitution Trail loan and interest at the rate of 5.0% per annum accruing monthly during the term of the Constitution Trail loan (to be added to the principal amount of the Constitution Trail loan). After the occurrence of and during the continuance of any event of default under the Constitution Trail note, the mortgage (as described below) or any of the other documents related to the Constitution Trail loan, which we collectively refer to as the “loan documents,” the Constitution Trail loan will bear interest at a rate of 20.0% per annum. TNP SRT Constitution will pay the Constitution Trail lender a late fee in the amount of 5.0% of any amount payable by TNP SRT Constitution under the Constitution Trail note that is more than five days past due.

TNP SRT Constitution may voluntarily prepay all, but not less than all, of the Constitution Trail loan at any time; provided, however, that (1) any such prepayment must be accompanied by the payment of an exit fee equal to 1.0% of the amount being prepaid, or the exit fee, and all accrued and unpaid interest, and (2) any such prepayment made prior to the last month of the term of the Constitution Trail loan must be accompanied by a premium, or the prepayment premium, in an amount equal to (a) all amounts paid by TNP SRT Constitution with respect to the Constitution Trail loan (excluding a $76,500 origination fee paid pursuant to the credit agreement), subtracted from (b) $22,950,000, or the applicable amount; provided, however, that the applicable amount will be reduced by $1.50 for every $1.00 of the principal amount of the Constitution Trail loan that is prepaid on or prior to December 30, 2011, not to exceed, in respect of such prepayments, $10,000,000. Notwithstanding the foregoing, TNP SRT Constitution may prepay up to $10,000,000 of the Constitution Trail loan on or before December 30, 2011, which such prepayment will not be subject to the prepayment premium, but will be subject to the exit fee.

TNP SRT Constitution’s obligations under the Constitution Trail loan are secured by (1) a Mortgage, Security Agreement and Assignment of Leases and Rents in favor of the Constitution Trail lender with respect to the Constitution Trail property, or the mortgage, (2) an Assignment of Leases and Rents by TNP SRT Constitution in favor of the Constitution Trail lender with respect to the Constitution Trail property, (3) a Collateral Assignment of Agreements, Permits and Contracts by TNP SRT Constitution in favor of the Constitution Trail lender with respect to all permits, license and franchise agreements, operating contracts, licenses, all management, service, supply and maintenance agreements, and any other agreements, permits or contracts entered into by TNP SRT Constitution with respect to the Constitution Trail property and (4) an Assignment of Management Agreement and Subordination of Management Fees by TNP SRT Constitution and the property manager (as described below) in favor of the Constitution Trail lender, pursuant to which (a) TNP SRT Constitution assigns to Constitution Trail lender all of TNP SRT Constitution’s rights and interest in and to the management agreement (as described below), such assignment to become effective, at the option of Constitution Trail lender, upon any event of default by TNP SRT Constitution under the loan documents, and (b) the fees payable pursuant to the management agreement and the rights of TNP Property Manager, LLC, or the property manager, to such fees are subject to and unconditionally subordinated to the payment of the obligations under the loan documents.

In connection with the Constitution Trail loan, we and Anthony W. Thompson, our chairman and chief executive officer, which we collectively refer to as the “guarantors,” have entered into a Recourse Guaranty in favor of the Constitution Trail lender, or the guaranty. Pursuant to the guaranty, the guarantors, on a joint and several basis, absolutely and unconditionally guaranty to the Constitution Trail lender (1) the payment and performance in full of all amounts payable pursuant to the Constitution Trail note upon (a) the occurrence of any bankruptcy, insolvency, reorganization, liquidation or dissolution with respect to TNP SRT Constitution or either guarantor, (b) we and/or our sponsor ceasing at any time to own at least 50% of the direct or indirect beneficial interests in TNP SRT Constitution without the Constitution Trail lender’s prior consent, or (c) the violation of the special purpose covenants set forth in the mortgage, if such violation results in the substantive consolidation of the assets of TNP SRT Constitution with the assets of any other person, and (2) any loss or damage suffered by Constitution Trail lender (including, without limitation, reasonable attorneys’ fees) by reason of, among other things, (a) fraud or material misrepresentation or physical waste of the Constitution Trail property by TNP SRT Constitution, (b) TNP SRT Constitution’s collection of rents under leases for a period in excess of 30 days, (c) the misapplication of tenant security deposits, (d) any breach of the provisions of the environmental indemnity (as described below) or the provisions of the mortgage relating to hazardous materials, (e) TNP SRT Constitution’s failure to comply with certain provisions of the mortgage, and (f) TNP SRT Constitution’s failure to apply all rents and other proceeds of the Constitution Trail property in accordance with the terms of the loan documents or to the maintenance and repair of the Constitution Trail property during the continuance of an event of default under the loan documents.

In connection with the Constitution Trail loan, we, TNP SRT Constitution and Anthony W. Thompson, which we collectively refer to as the “indemnitors,” have entered into an Environmental Indemnity Agreement in favor of the Constitution Trail lender, or the environmental indemnity. Pursuant to the environmental indemnity, the indemnitors have agreed, on a joint and several basis, to unconditionally indemnify, defend and hold harmless the Constitution Trail lender and its directors, officers, employees, agents and representatives, from and against any loss, liability, damage, expense, claim, penalty, fine, suit or proceeding (including, without limitation, reasonable attorneys’ and experts’ fees and court costs) arising with respect to or in connection with (1) the Constitution Trail property under any present or future local, state, federal or international law relating to public health, safety or the environment, or (2) the presence or alleged presence of certain hazardous materials on, about, under, in, around or deriving from the Constitution Trail property.

Management of the Property

On the closing date, TNP SRT Constitution and the property manager entered into a Property and Asset Management Agreement, or the management agreement, pursuant to which TNP SRT Constitution engaged the property manager to supervise, manage, lease, operate and maintain the Constitution Trail property. Pursuant to the management agreement, TNP SRT Constitution will pay the property manager an annual management fee, or the management fee, payable in monthly installments, equal to 5.0% of the gross revenue (as defined in the management agreement) of the Constitution Trail property. In addition, upon a sale of the Constitution Trail property, TNP SRT Constitution will pay the property manager an amount equal to one monthly installment of the management fee as compensation for work to be performed by the property manager in connection with the sale and/or completion of managing matters relating to the tenants of the Constitution Trail property.

Description of the Property

The Constitution Trail property was constructed in 2007 and is comprised of 197,739 rentable square feet and 14 vacant pad sites totaling approximately 28 acres of developable land. As of the closing date, the Constitution Trail property was approximately 65.5% leased. The Constitution Trail property is anchored by Schnucks Market and Starplex Cinemas. Schnucks Market occupies approximately 57,573 square feet, or approximately 30% of the rentable square feet at the Constitution Trail property, pursuant to a lease that expires in 2026. Starplex Cinemas occupies approximately 44,064 square feet, or approximately 22% of the rentable square feet at the Constitution Trail property, pursuant to a lease that expires in 2029. Schnucks Market has the option to renew its lease at the Constitution Trail property for up to 6 additional terms of 5 years each, and Starplex Cinemas has the option to renew its lease at the Constitution Trail property for up to four additional terms of 5 years each.

Other national tenants at the Constitution Trail property include Dollar Tree, Subway, H&R Block, Great Clips and Wendy’s.

The following table reflects lease expirations at the Constitution Trail property over the next ten years:

Year of Expiration	Number of Leases Expiring	Annualized Base Rent (1)	Percent of Annualized Base Rent Expiring	Leased Rentable Square Feet Expiring	Percent of Leased Rentable Square Feet Expiring
2011	–	$–	–	–	–
2012	1	$29,400	1.5%	1,225	0.9%
2013	5	$220,274	11.2%	14,683	11.1%
2014	2	$105,775	5.4%	6,100	4.6%
2015	–	$–	–	–	–
2016	1	$15,092	0.8%	1,400	1.1%
2017	1	$–	–	1,225	0.9%
2018	2	$115,448	5.9%	6,050	4.6%
2019	–	$–	–	–	–
2020	–	$–	–	–	–
Thereafter	3	$1,480,692	75.3%	101,637	76.8%
Total	15	$1,966,681	100%	132,320	100%

(1) Annualized base rent represents annualized contractual base rental income as of October, 2011.

The Constitution Trail property faces competition from similar retail properties located in and around the Normal, Illinois area, including a Kroger store, a Walmart Supercenter, the Landmark Mall and Jewel-Osco and Meyer supermarket stores, all of which are located within a four-mile radius of the Constitution Trail property.

Management currently has no material plans for capital improvements at the Constitution Trail property and believes that the Constitution Trail property is suitable for its intended purpose and adequately covered by insurance. For the fiscal year ended December 31, 2010, the Constitution Trail property paid real estate taxes of approximately $432,634.36.

Information regarding average occupancy rate and the average effective annual rental rate per square foot for the Constitution Trail property for each of the prior five years is not currently available to us at this time.

The capitalization rate for the Constitution Trail property as of the closing date was 7.36% based on the in-place occupancy rate as of that date. Capitalization rates represent a widely followed measure of initial yield on investment. We calculate the capitalization rate for a real property by dividing the projected “net operating income” of the property by the purchase price of the property, excluding closing costs and fees. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. We determine projected net operating income based on in-place leases, contractual rent increases or decreases for each tenant and other revenues from late fees or services, adjusted for known vacancies, tenant concessions and charges not collected.

Appraisal of Constitution Trail Property

We have obtained an independent third party valuation of the Constitution Trail property as of September 31, 2011. The following table summarizes the results of the appraisal of the Constitution Trail property. We acquired the Constitution Trail property via foreclosure on the mortgage loans, which we acquired for an aggregate purchase price of $18.0 million, exclusive of closing costs.

Appraisal Premise	Appraised Value As-Is	Appraised Value Upon Stabilization
Market Value of Developed Property (197,739 rentable square feet)	$21,000,000	$25,000,000
Market Value of Developable Land (28 acres)	$7,000,000	—

The appraisal of the Constitution Trail property is subject to a number of conditions and assumptions, some or all of which may be inaccurate and which could materially impact the appraised value of the Constitution Trail property disclosed above. There is no guarantee that the appraised value of the Constitution Trail property will increase in the future or that the appraised value of the Constitution Trail property may not decrease in the future due to market conditions or other factors.